10027576

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

STATES
HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 E. Shaw Avenue, Suite 102
(No. and Street)

Fresno California 93710
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Townsend (559) 456-6108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LA VINE & ASSOCIATES CPAS, INC.
(Name – *if individual, state last, first, middle name*)

26691 Plaza, Suite 222 Mission Viejo, California 92691
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID ALAN HASKIN
Commission # 1787660
Notary Public - California
Fresno County
MyComm. Expires Dec 30, 2011

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LaVine
& Associates
Certified Public Accountants, Inc.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
SCF Securities, Inc.
Fresno, California

We have audited the accompanying statements of financial condition of SCF Securities, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but as supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 17, 2010

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

SCF SECURITIES, INC.
Statements of Financial Condition
December 31, 2009 and 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 602,817	$ 641,596
Concessions receivable	48,947	54,926
Due from affiliates	24,109	112,479
Prepaid expenses	64,109	-
Total Assets	$ 739,982	$ 809,001

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
LIABILITIES		
Commissions payable	$ 44,052	$ 55,488
Accrued expenses	19,255	34,766
Income taxes payable - Note 3	800	50,065
Total Liabilities	64,107	140,319
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	560	560
Additional paid-in capital	52,600	52,600
Retained Earnings	622,715	615,522
Total Stockholder's Equity	675,875	668,682
Total Liabilities and Stockholder's Equity	$ 739,982	$ 809,001

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statements of Income

For The Years Ended December 31, 2009 and 2008

	2009	2008
Revenue		
Concessions	$ 3,023,499	$ 3,468,375
Interest and dividend income	7,985	11,657
Other income	25,000	46,275
Total Revenues	3,056,484	3,526,307
Expenses		
Commission expenses	2,327,699	2,591,038
Salaries	628,058	509,519
Rent	70,207	65,724
Other operating expenses	408,025	533,034
Reimbursed expenses	(386,908)	(376,259)
Total Expenses	3,047,081	3,323,056
Income before income taxes	9,403	203,251
Income tax provision - Current	2,210	81,141
Net Income	$ 7,193	$ 122,110

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.
Statements of Changes in Stockholder's Equity
For The Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2007	$ 560	$ 52,600	$ 493,412	$ 546,572
Net income	-	-	122,110	122,110
Balance - December 31, 2008	560	52,600	615,522	668,682
Net income	-	-	7,193	7,193
Balance - December 31, 2009	$ 560	$ 52,600	$ 622,715	$ 675,875

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.
Statement of Changes in Cash Flows
For The Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities:		
Net income	$ 7,193	$ 122,110
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used) in operating activities:		
(Increase) decrease in:		
Concessions receivable	5,979	58,735
Prepaid expenses	(64,109)	-
(Decrease) increase in:		
Accrued expenses	(15,511)	34,766
Income taxes payable	(49,265)	27,525
Commissions payable	(11,436)	(47,718)
Total Adjustments	(134,342)	73,308
Net cash and cash equivalents (consumed) provided by operating activities	(127,149)	195,418
Cash Flows From Financing Activities:		
Transactions with affiliates	88,370	23,579
Net cash and cash equivalents provided in financing activities	88,370	23,579
Net (decrease) increase in cash and cash equivalents	(38,779)	218,997
Cash and Cash Equivalents at Beginning of Year	641,596	422,599
Cash and Cash Equivalents at End of Year	602,817	641,596
Supplemental disclosure of cash flow information:		
Interest	-	-
Income taxes	$ 25,698	$ 31,076

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Notes to Financial Statements
For The Years Ended December 31, 2009 and 2008

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulation Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of SCF Holdings, Inc. (the "Parent").

The Company primarily sells mutual funds, fixed and variable annuities, and life insurance. The Company has over 100 brokers with no one broker contributing an undue concentration of risk.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Concessions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Concessions are recorded on the trade date basis. Corresponding expenses are also recorded in the period they are incurred.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the years ended December 31, 2009 and 2008, the Company was reimbursed $386,908 and $376,259 respectively, for licenses and insurance and these amounts are included in the Statement of Income.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

NOTE 2 - INCOME TAXES

As discussed in Note 1, the Company is a wholly owned subsidiary of SCF Holdings, Inc., and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. For the year ended December 31, 2009, the current income tax provision consists of a federal liability of $1,410 and a state liability of $800. For the year ended December 31, 2008, the current income tax provision consists of a federal liability of $62,098, and a state liability of $19,043.

Deferred income taxes arise due to different accounting methods used for income tax and financial reporting. The Company has recorded a 100% valuation allowance since it has determined that it is more likely than not that the deferred taxes may not be realized.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of December 31, 2009 and December 31, 2008, the Company had net receivables from related parties in the amounts of $24,109 and $112,479, respectively. During the years ended December 31, 2009 and December 31, 2008, the Company was repaid $88,370 and $23,579 in connection with these advances.

All lending between the Company and affiliated companies are unsecured, non-interest bearing, and due on demand.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2009 and 2008, the Company had deposits with financial institutions with uninsured cash balances totaling $353,895 and $336,183, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day-to-day, but on December 31, 2009 the Company's net capital of $587,657 exceeded the minimum net capital requirement by $582,657, and the Company's ratio of aggregate indebtedness ($64,107) to net capital was 0.11:1. As of December 31, 2008, the Company's net capital of $556,203 exceeded the minimum net capital requirement by $546,844, and the Company's ratio of aggregate indebtedness ($140,319) to net capital was 0.25:1.

SCF SECURITIES, INC.

Computation of Net Capital Requirements Pursuant to Rule 15c3-1
As of December 31, 2009 and 2008

COMPUTATION OF NET CAPITAL	2009	2008
Common Stock	$ 560	$ 560
Additional paid-in capital	52,600	52,600
Retained earnings	622,715	615,522
Total Stockholder's Equity	675,875	668,682
LESS: NON-ALLOWABLE ASSETS		
Prepaid expenses	(64,109)	-
Receivable from related parties	(24,109)	(112,479)
Total Adjustments	(88,218)	(112,479)
Net Capital	$ 587,657	$ 556,203
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital requirements 6-2/3% of net aggregate indebtedness	$ 4,276	$ 9,359
Minimum dollar net capital required	$ 5,000	$ 5,000
Excess net capital	$ 582,657	$ 546,844
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$ 64,107	$ 140,319
Ration of aggregate indebtedness to net capital	0.11	0.25

RECONCILIATION

The following is a reconciliation as of December 31, 2009 and 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2009	2008
Net Capital - Company's computation	$ 630,137	$ 606,268
Reconciling items:		
Prepaid expenses	(64,109)	-
Income tax provision	(2,210)	(50,065)
Due from affiliates-reclassification	23,839	-
Net Capital	$ 587,657	$ 556,203

SCF SECURITIES, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2009 and 2008

A computation of reserve requirement is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

SCF SECURITIES, INC.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

As of December 31, 2009 and 2008

Information relating to possession or control requirements is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

LaVine
& Associates
Certified Public Accountants, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
SCF Securities, Inc.
Fresno, California

In planning and performing our audits of the financial statements and supplemental schedules of SCF Securities, Inc., as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used for any other than these specified parties.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 17, 2010

SCF SECURITIES, INC.

Financial Statements

December 31, 2009 and 2008

SCF SECURITIES, INC.

Independent Accountant's Report
Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

December 31, 2009

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Accountant's Report
Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

To the Board of Directors
SCF Securities, Inc.
Fresno, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) from April 1, 2009 through December 31, 2009, which were agreed to by SCF Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and solely to assist you and the other specified parties in evaluating SCF Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

SCF Securities, Inc. management is responsible for the SCF Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (General Ledger) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T from April 1, 2009 through December 31, 2009.

   Findings:

   We noted total revenue and deductions originally were reported on SIPC-7T for the period October through December 2009. SCF Securities, Inc. revised its SIPC-7T to include revenue and deductions from April through December 2009, and our remaining procedures were performed without exception.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

February 24, 2010
Mission Viejo, California

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051780 FINRA DEC
SCF SECURITIES INC 17*17
155 E SHAW AVE STE 102
FRESNO CA 93710-7819

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Revision to SIPC-7T

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] 2269.88 ~~771.00~~

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (535 ← ck#6)
7/22/2009
Date Paid

C. Less prior overpayment applied → after Notification from SIPC → 150 (see attached) (↓)

D. Assessment balance due or (overpayment) 1,584.88 ~~236~~

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) 1,584.88 ~~236~~

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,348.88 ~~236~~

→ 1,584.88
less 236.00 previously paid
1,348.88

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

2/24/2010

SCF Securities, Inc.
155 E. Shaw Ave, # 102
Fresno, CA 93710
Phone: (559) 456-6100
FAX: (559) 456-6100
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of January, 20 10. CFO, Financial + Operations Pr
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec , 20
Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,576,158.
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	338,266. 966,882. TOTAL → 1,305,148
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	5375.
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses	357,683.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	1,668,206
2d SIPC Net Operating Revenues	907,952.
2e General Assessment @ .0025	2269.88 (to page 1 but not less than $150 minimum)